LGX Energy Corp.

6 1/2 N. 2nd Ave., Suite 201

Walla Walla, WA 99362

April 20, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: LGX Energy Corp.

Offering Statement on Form 1-A

Filed March 17, 2023

File No. 024-12189

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 31, 2023 (the “Comment Letter”) regarding the Staff’s review of the Company’s Offering Statement on Form 1-A submitted March 17, 2023 (File No. 024-12189) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Offering Statement on Form 1-A

Business, page 32

1.	Please revise your document to include the disclosures required by Subpart 229.1200 of Regulation S-K. See Part II Item7(c) of Form 1-A. Please note that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of Subpart 229.1200.

Response:

In response to the Staff’s comments, the Company has revised its disclosures as required by Subpart 229.1200 of Regulation S-K. See Part II Item7(c) of Form 1-A.

2.	Your website indicates that “Remaining reserves are estimated at 214 million barrels of oil and 4.65 trillion cubic feet of natural gas.” With a view towards revising this statement, tell us the following:

●	Clarify if this statement applies to an estimate of the remaining reserves for the state of Indiana or is specific to oil and gas leases in which you hold an interest,
●	Clarify the source and effective date of this estimate, and
●	Clarify the reserve category relating to these volumes, e.g. proved, probable and/or possible and explain the definitions, e.g. SEC, SPE PRMS, used to determine the indicated reserve volumes.

Response:

In response to the Staff’s comments, the Company has removed any reference to “Remaining reserves” from its website and has outlined the Company’s reserves from its area of operation in Clay County, Indiana within the Offering Statement.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (509) 460-2518.

Sincerely,

/s/ Howard Crosby
Howard Crosby
Chief Executive Officer